UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*

(Amendment No. 1)

Dean Foods Company
(Name of Issuer)

Common Stock
(Title of Class of Securities)

242370203
(CUSIP Number)

VV Value Vals AG
Mittlagada
7132 Vals
Switzerland
+41 81 286 0605
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 27, 2018
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on Following Pages)

CUSIP NO.: 242370203	SCHEDULE 13D

1	NAME OF REPORTING PERSON
VV Value Vals AG

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC; BK

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Switzerland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
9,125,000 (See Item 5)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
9,125,000 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,125,000 (See Item 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.0% based on a reported 91,166,009 shares outstanding as of February 21, 2018 (See Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

CUSIP NO.: 242370203	SCHEDULE 13D

1	NAME OF REPORTING PERSON
XO Holding AG

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Switzerland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
9,125,000 (See Item 5)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
9,125,000 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,125,000 (See Item 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.0% based on a reported 91,166,009 shares outstanding as of February 21, 2018

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

CUSIP NO.: 242370203	SCHEDULE 13D

1	NAME OF REPORTING PERSON
Priora Holding AG

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Switzerland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
9,125,000 (See Item 5)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
9,125,000 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,125,000 (See Item 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.0% based on a reported 91,166,009 shares outstanding as of February 21, 2018

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

CUSIP NO.: 242370203	SCHEDULE 13D

1	NAME OF REPORTING PERSON
Profectio Beteiligungen AG

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Switzerland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
9,125,000 (See Item 5)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
9,125,000 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,125,000 (See Item 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.0% based on a reported 91,166,009 shares outstanding as of February 21, 2018

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

CUSIP NO.: 242370203	SCHEDULE 13D

1	NAME OF REPORTING PERSON
STOFFELpart Asset AG

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Switzerland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
9,125,000 (See Item 5)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
9,125,000 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,125,000 (See Item 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.0% based on a reported 91,166,009 shares outstanding as of February 21, 2018

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

CUSIP NO.: 242370203	SCHEDULE 13D

1	NAME OF REPORTING PERSON
Remo Stoffel

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)			☒

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Switzerland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
9,125,000 (See Item 5)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
9,125,000 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,125,000 (See Item 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.0% based on a reported 91,166,009 shares outstanding as of February 21, 2018

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

This Amendment No. 1 (this “Amendment No. 1”) amends the Statement on Schedule 13D first filed with the Securities and Exchange Commission on November 30, 2017 (the “Schedule 13D”), and is filed with respect to the Common Stock, par value $0.01 per share (the “Shares”), of Dean Foods Company (the “Issuer”). Capitalized terms used herein but not otherwise defined herein have the meanings given to them in the Schedule 13D. Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is supplemented as follows:

For the purchases it made as disclosed in Item 5 of this Amendment No. 1, Value Vals paid an aggregate of $14,624,202, excluding brokerage commission and fees. The source of such funds was existing working capital as well as credit lines with two Swiss banks, based on credit agreements which were entered into in the ordinary course of business prior to, and irrespective of, the purchase of Shares reported on this Amendment No. 1.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and supplemented as follows:

Value Vals directly owns 9,125,000 Shares.

Each of XO Holding, as the sole stockholder of Value Vals, Priora Holding, as the sole stockholder of XO Holding, Profectio, as the sole stockholder of Priora Holding, STOFFELpart, as the sole stockholder of Profectio, and Remo Stoffel, as the sole stockholder of STOFFELpart, may be deemed to share voting and dispositive power over, and may be deemed to beneficially own, the 9,125,000 Shares owned by Value Vals.

The 9,125,000 Shares owned by Value Vals represent approximately 10.0% of the outstanding Shares of the Issuer, based on a reported 91,166,009 Shares outstanding as of February 21, 2018.

See Appendix A to this Amendment No. 1 for a complete list of transactions involving the Shares that were effected during the past sixty days by the Reporting Persons, which Appendix is incorporated herein by reference.

No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 1, 2018

VV VALUE VALS AG

By:	/s/ Remo Stoffel
Name:	Remo Stoffel
Title:	Director

and

By:	/s/ Hans-Peter Domanig
Name:	Hans-Peter Domanig
Title:	Director

XO HOLDING AG

By:	/s/ Remo Stoffel
Name:	Remo Stoffel
Title:	Director

and

By:	/s/ Hans-Peter Domanig
Name:	Hans-Peter Domanig
Title:	Director

PRIORA HOLDING AG

By:	/s/ Fulvio Micheletti
Name:	Fulvio Micheletti
Title:	Director

and

By:	/s/ Hans-Peter Domanig
Name:	Hans-Peter Domanig
Title:	Director

PROFECTIO BETEILIGUNGEN AG

By:	/s/ Dr. Rene Locher
Name:	Dr. Rene Locher
Title:	Director

STOFFELPART ASSET AG

By:	/s/ Remo Stoffel
Name:	Remo Stoffel
Title:	Director

By:	/s/ Remo Stoffel
Name:	REMO STOFFEL

Appendix A

TRANSACTIONS IN THE COMMON SHARES EFFECTED BY THE REPORTING PERSON IN THE LAST 60 DAYS

The following table sets forth all transactions with respect to the Shares effected during the past 60 days by any of the Reporting Persons.

Reporting Person	Date of Transaction	Shares Purchased*	Price per Share ($)*	Price Range ($)*
Value Vals	2/5/2018	500,000	9.45577	9.46	9.46
Value Vals	2/26/2018	500,000	8.68938	8.47	8.90
Value Vals	2/27/2018	625,000	8.88260	8.88	8.88

Total	—	1,625,000	—	—	—

*
The number of securities reported represents an aggregate number of shares purchased by such Reporting Person’s broker-dealers in multiple market transactions over a range of prices, on the date indicated. The price per share reported represents the weighted average price (excluding brokerage commissions and fees). The Reporting Persons undertake to provide the staff of the U.S. Securities and Exchange Commission, upon request, the number of shares purchased by such Reporting Person at each separate price within the range.